ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 6, 2025	Olivia R. Lanagan T +1 617 951 7499 olivia.lanagan@ropesgray.com

VIA CERTIFIED MAIL

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Christopher Bellacicco

Re: TCW Strategic Income Fund, Inc. (the “Fund”) (File Nos. 333-289452 and 811-04980)

Dear Mr. Bellacicco:

We are writing to respond to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided telephonically on Wednesday, September 10, 2025, regarding the Fund’s registration statement on Form N-2 (the “Registration Statement”), which was filed with the Commission on August 8, 2025. The Staff’s comments are summarized below, and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

Prospectus

1.	Comment: In the fifth paragraph of the cover page of the Prospectus, please include a cross-reference to risks relating to leverage. See Item 1.1(j) of Form N-2 and Guide 6 of Form N-2.

Response: The Fund has updated the disclosure accordingly.

2.

Comment: Please confirm that the Fund’s investments in “marketable small-, mid- and large-capitalization equity securities” will be income-producing. Additionally, please revise the Prospectus to clearly indicate that such securities will be income-producing.

Response: The Fund’s investment objective is “to seek a total return comprised of current income and capital appreciation.” While “marketable small-, mid- and large-capitalization equity securities” may or may not be income-producing, the Fund may invest in “marketable small-, mid- and large-capitalization equity securities” with a view to achieving capital appreciation. We have reviewed the Registration Statement and do not believe any further clarification is necessary in this regard.

3.	Comment: Please confirm whether any of the pooled investment vehicles in which the Fund invests are private funds, and if so, please include the disclosures discussed in ADI 2025-16.

Securities and Exchange Commission	- 2 -	October 6, 2025

Response: The Fund confirms it may invest in private funds and has included disclosure in the Registration Statement required by ADI 2025-16 relating to the strategies and risks associated with the underlying private funds in which the Fund may invest.

4.

Comment: Please confirm that only the Board of Directors of the Fund may terminate the fee waiver agreement described in the Prospectus during the period of such waiver, and if so, please revise the disclosure to clearly state this.

Response: The Fund so confirms and has updated the disclosure accordingly.

5.

Comment: Please disclose in the “Summary of Fund Expenses” section of the Prospectus that the expense example assumes that the fee waiver agreement is in place only for the time shown in the fee table.

Response: The Fund has updated the disclosure accordingly.

6.	Comment: Please hyperlink to the Fund’s Form N-CSR filings when incorporating by reference.

Response: The Fund has included a hyperlink to the applicable Form N-CSR filings incorporated by reference.

7.

Comment: Please confirm whether the Fund has issued to investors, and has outstanding shares of, a senior security that is stock. If not, please supplementally explain why the Fund’s value-at-risk (“VAR”) limit is 250% of the Fund’s designated reference portfolio, rather than 200%. See Rule 18f-4 under the Investment Company Act of 1940, as amended.

Response: The Fund confirms that it does not have any outstanding senior securities and that the Fund’s VAR limit is 200% of the Fund’s designated reference portfolio. The Fund has determined, however, that the sentence in question, copied below, which described the maximum VaR applicable to closed-end funds generally, is not required in the Registration Statement and therefore has deleted it.

A closed-end fund’s VaR is not permitted to exceed 250% of the VaR of the fund’s designated reference portfolio under the relative VaR test or 25% of the fund’s net assets under the absolute VaR test.

8.

Comment: Consider consolidating the “Collateralized Mortgage Obligations” paragraph and the collateralized mortgage obligations (“CMO”) disclosure in the “Mortgage-Backed and Other Asset-Backed Securities” paragraph in the section of the Prospectus titled “Investment Objective and Investment Strategies – Portfolio Composition.”

Response: The Fund has removed the CMO disclosure in the “Mortgage-Backed and Other Asset-Backed Securities” paragraph in the section of the Prospectus titled “Investment Objective and Investment Strategies – Portfolio Composition.”

Securities and Exchange Commission	- 3 -	October 6, 2025

9.	Comment: Please identify each person who controls the Fund as of a specified date within 30 days of the final pre-effective amendment of the Registration Statement. See Item 9.3 of Form N-2.

Response: The Fund confirms it has included the requested disclosure in the Registration Statement.

10.

Comment: Please confirm whether any common stock of the Fund is held by the Fund for its own account and if so, please revise the table headings in the section of the Prospectus titled “Description of Capital Structure” in accordance with Item 10.5 of Form N-2.

Response: The Fund confirms that it does not hold any common stock of the Fund for its own account.

11.	Comment: Please disclose the compensation paid to the Fund’s administrator. See Item 9.1(d) of Form N-2.

Response: The Fund confirms it has included in the Prospectus a description of the compensation paid to the Fund’s administrator.

Part C

12.	Comment: Please file a copy of the Fund’s Bylaws as an exhibit to the Registration Statement or incorporate by reference directly to a document that includes the Bylaws.

Response: The Fund confirms it will file a copy of its Bylaws as an exhibit in the next pre-effective amendment to the Registration Statement.

Form of Prospectus Supplement Relating to Subscription Rights to Purchase Common Stock (the “Prospectus Supplement”)

13.

Comment: Please revise the second sentence in the bolded paragraph on page 1 of the Prospectus Supplement to indicate that common stockholders may experience “substantial dilution” of their common stock as a result of the Offer.

Response: The Fund has updated the disclosure accordingly.

14.

Comment: Please confirm that only the Board of Directors of the Fund may terminate the fee waiver agreement described in the Prospectus Supplement during the period of such waiver, and if so, please revise the disclosure to clearly state this.

Response: The Fund so confirms and has updated the disclosure accordingly.

15.

Comment: Please disclose in the “Table of Fees and Expenses” section of the Prospectus Supplement that the expense example assumes that the fee waiver agreement is in place only for the time shown in the fee table.

Response: The Fund has updated the disclosure accordingly.

Securities and Exchange Commission	- 4 -	October 6, 2025

* * *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7499 or olivia.lanagan@ropesgray.com. Thank you for your attention to this matter.

Sincerely,

/s/ Olivia Lanagan

Olivia Lanagan

cc: Brian McCabe

 Adam Schlichtmann

 Yana Guss